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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          --------------------------

                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                          --------------------------

                              ANGELES PARTNERS IX
                           (Name of Subject Company)

                        BROAD RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                          --------------------------

                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                  SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                          --------------------------

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         This Amendment No. 2 amends and supplements the Tender Offer
Statement on Schedule 14D-1 originally filed with the Commission on April 13, 1998, as amended by Amendment No. 1 filed with the Commission on April 24, 1998 (the "Statement") by Broad River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), relating to the tender offer of the Purchaser to purchase up to 8,300 of the outstanding units of limited partnership interest (the "Units") of Angeles Partners IX (the "Partnership") at a purchase price of $325 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 13, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

The follow Items of the Statement are hereby and amended and/or supplemented:

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates"), in Section 11 ("Certain Information Concerning the Purchaser, IPLP, IPT and Insignia") and in Section 13 ("Background of the Offer") is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Friday, May 15, 1998. On May 11, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 1,562 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 2 and is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(5) Text of press release issued by the Purchaser on May 11, 1998.

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 1998


                                            BROAD RIVER PROPERTIES, L.L.C.


                                            By: /s/ JEFFREY P. COHEN
                                               --------------------------------
                                                Jeffrey P. Cohen
                                                Manager



                                            INSIGNIA PROPERTIES, L.P.

                                            By: Insignia Properties Trust,
                                                its General Partner


                                            By: /s/ JEFFREY P. COHEN
                                               --------------------------------
                                                Jeffrey P. Cohen
                                                Senior Vice President



                                            INSIGNIA PROPERTIES TRUST


                                            By: /s/ JEFFREY P. COHEN
                                               --------------------------------
                                                Jeffrey P. Cohen
                                                Senior Vice President



                                            INSIGNIA FINANCIAL GROUP, INC.


                                            By: /s/ FRANK M. GARRISON
                                               --------------------------------
                                                Frank M. Garrison
                                                Executive Managing Director

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                                 EXHIBIT INDEX



EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

  (a)(5)      Text of press release issued by the Purchaser on May 11, 1998.









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